Exhibit 99.2

Fifth Street Asset Management Strategic Transaction Q&A

1.	Can you please describe the parameters of the transaction?
•	Oaktree Capital Management, L.P. (“Oaktree”) has entered into an asset purchase agreement with Fifth Street Asset Management Inc. (“FSAM”) whereby Oaktree will become the new investment adviser to two FSAM-managed business development company companies, Fifth Street Finance Corp. (“FSC”) and Fifth Street Senior Floating Rate Corp. (“FSFR”), and acquire FSAM’s books and records and goodwill related to its BDC investment advisory business.
•	Oaktree will be acquiring FSAM’s BDC investment advisory business for gross consideration of $320 million in an all-cash transaction.
•	The shares of common stock of FSC and FSFR owned by Fifth Street Holdings L.P. (“FSH”) and Len Tannenbaum are not included in the transaction.
•	This agreement offers compelling value for the assets and presents BDC stockholders with the opportunity for future growth potential of the portfolio under a larger, more diversified manager led by a highly experienced team.
•	Consummation of the transactions contemplated by the agreement are subject to FSAM stockholder approval, as well as the approval of the new investment advisory agreement and new director nominees by the stockholders of both BDCs, Hart-Scott-Rodino antitrust clearance, and certain other closing conditions.
•	Following the closing of the transaction, FSAM's board of directors currently intends to make a distribution to FSAM stockholders in the amount of approximately $2.75 per share of Class A common stock.
•	In addition, FSAM's board of directors currently expects that it will seek to approve in the future additional distributions to FSAM stockholders. The record date and timing of payment, and the form and amount, of any anticipated distributions, if any, as well as whether FSAM is able to satisfy the necessary legal tests required to make any anticipated distribution, will be determined by FSAM's board of directors at an appropriate time following the closing.

2.	Who is Oaktree?
•	Oaktree is a premier credit manager and leader among global investment managers specializing in alternative investments with $100 billion in assets under management as of March 31, 2017.
•	The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments.
•	Oaktree has a broad global credit platform with over 20 years of experience providing non-investment grade credit to middle-market companies. Since 2005, Oaktree has put over $10 billion to work across more than 200 investments in directly originated opportunities.
•	Headquartered in Los Angeles, the firm has over 900 employees and offices in 18 cities worldwide.

3.	Why have you made the decision to execute upon this transaction now?
•	Following a comprehensive review by the FSAM Board of Directors, a Special Committee of FSAM’s Board of Directors and FSAM’s management team of a range of strategic alternatives, in consultation with legal and financial advisors, including Skadden, Arps, Slate, Meagher & Flom LLP, Morgan Stanley & Co. and Houlihan Lokey Capital, Inc., FSAM believes that entering into the transaction at this time is in the best interests of FSAM and its stockholders.
•	The transaction has been unanimously approved by the Special Committee and FSAM’s Board of Directors.

•	Ultimately, this transaction is about realizing value for FSAM’s assets while most importantly facilitating the continued growth and success of FSC and FSFR.
•	As scale has become increasingly important in the middle market and provides a significant competitive advantage both on the asset and liability side of the BDC balance sheet, we believe that a move to a scaled player is a prudent decision.
•	We believe that Oaktree is the ideal manager to grow the BDC portfolios and that selling the BDC investment advisory business is in the best interest of the stockholders of each of FSAM, FSC and FSFR.

4.	Why do you think that Oaktree is the right party to manage the BDCs?
•	We believe Oaktree is the right manager for FSC and FSFR because of:
o	What the BDC Boards of Directors believe is a favorable fee structure:
1.	FSC – 1.5% base management fee, 6.0% hurdle, and 17.5% incentive fee with respect to both income and capital gains
2.	FSFR – 1.0% base management fee, 6.0% hurdle, and 17.5% incentive fee with respect to both income and capital gains
3.	No accumulation or payment of the incentive fee on capital gains until FY 2019
o	Significant credit expertise with over 20 years of experience investing across market cycles
o	Deep restructuring and workout experience, which enables Oaktree to be well-positioned to resolve non-performing loans and then reinvest those proceeds in performing assets
o	Access to a broad, global credit platform with 25 strategies and nearly 300 investment professionals across the U.S., Europe, and Asia Pacific. Since 2005, Oaktree has put over $10 billion to work across more than 200 investments in directly originated opportunities
o	Focus on consistent returns and downside protection should help to stabilize the NAV at each BDC and drive more consistent long-term results across various economic cycles
1.	Since inception, Oaktree’s open-end strategies have outperformed their respective benchmarks across high yield bond, U.S. senior loan and convertible strategies.
•	The FSAM Board unanimously recommends the proposed transaction with Oaktree and has recommended that FSC and FSFR stockholders approve the new investment advisory agreements and related corporate governance matters, including the new director nominees at each BDC.
•	The independent members of both the FSC and FSFR Boards of Directors unanimously recommend that the stockholders of each BDC vote in favor of the new investment advisory agreement with Oaktree and related corporate governance matters, including the new director nominees at each BDC.

5.	What do you expect to happen with FSAM next?
•	Following the closing of the transaction, FSAM's board of directors currently intends to make a distribution to FSAM stockholders in the amount of approximately $2.75 per share of Class A common stock.
•	In addition, FSAM's board of directors currently expects that it will seek to approve in the future additional distributions to FSAM stockholders. The record date and timing of payment, and the form and amount, of any anticipated distributions, if any, as well as whether FSAM is able to satisfy the necessary legal tests required to make any anticipated distribution, will be determined by FSAM's board of directors at an appropriate time following the closing.

•	As FSAM continues to cooperate with the SEC with respect to its ongoing investigation, our Board of Directors intends to evaluate and potentially explore all available alternatives for FSAM following this transaction.
•	We will continue to work to maximize stockholder interests with a goal of returning value to our stockholders. While our board of directors has not made any decisions as to the future of FSAM, such alternatives may include dissolution and liquidation of FSAM, a going private or “going dark” transaction effected in order to reduce the costs associated with being a public company, a share repurchase, additional special dividends or other transactions designed to maximize stockholder value and manage our outstanding liabilities.

6.	Will there be an FSAM stockholder meeting to vote on this transaction?
•	Yes, there will be an FSAM stockholder meeting to vote on this transaction.
•	Additional details can be found in our proxy statement that will be filed with the SEC.

7.	How does this transaction impact the ongoing SEC investigation?
•	The investigation is ongoing and we continue to cooperate fully with the SEC.

8.	When do you expect the deal to close?
•	Consummation of the transactions contemplated by the agreement are subject to FSAM stockholder approval, approval of the new investment advisory agreement and new director nominees by the stockholders of both BDCs, Hart-Scott-Rodino antitrust clearance and certain other closing conditions.
•	We are targeting a closing in the fourth quarter of 2017.

9.	What are the transaction costs associated with this transaction – are BDC stockholders bearing any of the transaction cost?

•	In regards to the proxy solicitation process for the two business development companies and FSAM, Oaktree and FSAM have agreed to split the costs up to $1.5 million. Any costs exceeding that amount would be covered by FSAM.

10.	As a BDC stockholder, what will change with Oaktree taking over?
•	As part of the transaction, the name of each BDC will change, with FSC becoming Oaktree Specialty Lending Corp. (OCSL) and FSFR becoming Oaktree Strategic Income Corp. (OCSI), although both will still be traded on NASDAQ.
•	In terms of the fee structure, we and the BDC’s boards of directors believe that Oaktree has proposed a favorable fee structure:
o	FSC – 1.5% base management fee, 6.0% hurdle, and 17.5% incentive fee with respect to both income and capital gains
o	FSFR – 1.0% base management fee, 6.0% hurdle, and 17.5% incentive fee with respect to both income and capital gains
o	No accumulation or payment of the incentive fee on capital gains until FY 2019
•	Most importantly, these will be Oaktree vehicles managed by an Oaktree investment team, which means they will be managed consistent with Oaktree’s investment philosophy, in particular the primacy of risk control.
•	Oaktree will implement its own underwriting criteria and investment process that has been proven throughout market cycles. The primary focus for both BDCs will be on fundamental credit analysis and downside protection.

•	Oaktree has stated that they intend to keep FSC and FSFR separate with different risk profiles.
o	They expect for OCSL (FSC) to have more flexibility to invest in junior and unsecured tranches and in dislocated credits. Compared to OSCI, Oaktree anticipates that a more meaningful portion of OCSL’s earnings may come from capital gains.
o	They intend for OCSI (formerly FSFR) to be a stable source of current income for investors with the portfolio likely skewed towards the first lien, senior secured end of the capital structure. Over time, Oaktree intends to shift OCSI’s investment focus away from “senior” obligations to broaden its investment scope.
•	We believe that Oaktree’s focus on seeking to minimize credit losses and protect principal by applying their conservative investment philosophy will deliver more consistent long-term results across economic cycles.
•	We believe Oaktree’s experience will allow it to reposition the portfolios and enhance the value of FSC and FSFR over time.

11.	When will Oaktree officially be the new investment adviser for FSC and FSFR?

•	Each of FSC and FSFR will shortly file preliminary proxy statements with the SEC regarding the approval by FSC and FSFR stockholders of the new investment advisory agreements with Oaktree and the election of new director nominees to become directors of the BDCs at closing.
•	Each vote to approve the Oaktree investment advisory agreement requires a quorum of 50% of the outstanding shares of FSC or FSFR at a shareholder meeting, as applicable, and the lesser of 67% of votes cast at such meeting or a majority of all outstanding shares.
•	Consummation of the transactions contemplated by the agreement are subject to FSAM stockholder approval, approval of the new investment advisory agreement and new director nominees by the stockholders of both BDCs, Hart-Scott-Rodino antitrust clearance and certain other closing conditions.
•	We expect the transaction to be completed in the fourth quarter of 2017.

12.	Does Oaktree have the capacity to take over all of the portfolio companies?

•	Oaktree is a leading global alternative asset manager with approximately $100 billion in assets under management and a broad global credit platform. Oaktree has over 900 employees with nearly 300 investment professionals and is well staffed to take over management of the BDCs.
•	Under Edgar Lee’s leadership, Oaktree is confident its strategic credit team has ample capacity to focus on the portfolios of FSC and FSFR, while continuing to oversee the portfolios they currently manage as they share the same infrastructure and standard operating procedures.
•	Both FSAM and Oaktree are extremely focused on a smooth transition.

13.	What is Oaktree’s proposal for the BDC fee structure going forward?

•	Oaktree has proposed what the BDC boards of directors believe is a favorable fee structure for both FSC and FSFR to better align the interests of the BDC stockholders and Oaktree and reflect BDC market best practices.
•	For FSC, Oaktree has proposed reducing the management fee from 1.75% to 1.5% (for FSFR, the current management fee rate of 1% will remain unchanged).
•	For both BDCs, Oaktree has proposed reducing both tiers of incentive fees from 20% to 17.5% with respect to both income and capital gains.
•	For FSC, Oaktree is seeking to decrease the hurdle rate used in calculating incentive fees to 6.0% from 7.0% (FSFR’s hurdle rate of 6% will remain unchanged)

•	For both FSC and FSFR, Oaktree has committed to waive management and incentive fees for a period of two years that, in the aggregate, are in excess of what shareholders would have paid during that period under the current FSC and FSFR fee structures.
•	Additionally, for both FSC and FSFR, Oaktree will also delay the accumulation of capital gains and payment of the incentive fee on capital gains, until fiscal year 2019.

14.	Will the names of the BDCs change?

•	FSC, which holds investments that are lower in the capital structure (second tier loans, mezzanine debt and some equity), following approval, will be renamed Oaktree Specialty Lending Corp. (NASDAQ: OCSL) (OCSL).

•	FSFR, which holds some investments more senior in the capital structure, following approval, will be renamed Oaktree Strategic Income Corp. (NASDAQ: OCSI) (OCSI).

•	These BDCs will continue to operate as publicly-traded companies listed on the Nasdaq exchange.

15.	What are Oaktree’s plans for governance of the BDCs?

•	As you will see in the FSC / FSFR proxy statements that will be filed shortly, the proposed transaction contemplates a changeover of a portion of each BDC’s Board of Directors. Biographies for the nominees proposed for election as directors can be found in the proxy statements filed with the SEC.
•	Subsequent to the transaction closing, each BDC will have a board where independent directors comprise at least 75% of the total board. The boards of directors of each of FSC and FSFR have nominated four new independent directors and one interested director for election, subject to the resignation of the current BDC directors. Following the close of the transaction, all current FSC board members except Richard P. Dutkiewicz, and all current FSFR board members except Richard W. Cohen, have agreed to resign.
•	The Boards of FSC and FSFR have unanimously recommended that stockholders vote for the new director nominees.

16.	What will happen to my dividend going forward?

•	At the moment, FSC has a 12.5 cent per share quarterly dividend declared for the September quarter and FSFR has paid its 19 cent per share quarterly dividend for the June quarter.
•	Dividend declarations are made by the Board of Directors, and if additional dividend declarations are made, they will be announced.

17.	Does Oaktree intend to merge FSC and FSFR?

•	At this time, Oaktree has stated that it intends to keep FSC and FSFR separate to appeal to investors with different risk appetites.
o	With respect to OCSI (formerly FSFR), Oaktree intends for it to be a stable source of current income for investors with the portfolio likely skewed towards the first lien, senior secured end of the capital structure.
o	Oaktree expects for OCSL (FSC) to have more flexibility to invest in junior and unsecured tranches and in dislocated credits. Compared to OSCI, Oaktree anticipates that a more meaningful portion of OCSL’s earnings may come from capital gains.
o	Despite the different expected risk profiles, Oaktree currently intends to manage the FSC and FSFR portfolios with an emphasis on downside protection and strict credit underwriting standards.

18.	Is Oaktree hiring any Fifth Street employees?
•	This is just the first step in the process and there are many decisions left to be made.
•	Both FSAM and Oaktree are extremely focused on a smooth transition.
•	Oaktree has conducted interviews of Fifth Street employees and we expect certain employees to transition to Oaktree as consultants or full-time employees.
•	We can say that this transaction is about facilitating the continued growth and success of FSC and FSFR, and that Fifth Street employees have been an integral part of that success.

19.	As a stockholder of FSAM or one of the BDCs, what do I need to do next?

•	FSAM intends to file a preliminary proxy statement in the near future regarding the vote of FSAM’s stockholders required to approve the asset purchase agreement with Oaktree.
•	Each of FSC and FSFR will shortly file preliminary proxy statements with the SEC, which can be viewed on the investor relations portion of FSC’s and FSFR’s website at fsc.fifthstreetfinance.com and fsfr.fifthstreetfinance.com.
•	Definitive proxy materials will be mailed to all FSC and FSFR stockholders when they become available. Alliance Advisors have been retained to help with the proxy solicitation. If you have any questions, please contact Alliance Advisors at 888-991-1291. Additionally, if you have any other questions please feel free to call the IR line at 203.681.3720.

Forward-Looking Staements

Some of the statements in this document may include forward-looking statements that reflect current views with respect to future events and financial performance, and FSAM may make related oral, forward-looking statements on or following the date hereof.  Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this document or similar oral statements for purposes of the U.S. federal securities laws or otherwise.  Such statements are “forward looking” statements as such term is defined in the Private Securities Litigation Reform Act of 1995, including the date that the parties expect the proposed transaction to be completed. Because forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in filings with the SEC, and (i) the satisfaction or waiver of certain closing conditions specified in the definitive agreements relating to the proposed transaction, including the consents of certain third parties, (ii) the parties’ ability to successfully close the proposed transaction and the timing of such closing, (iii) that the proposed transaction may disrupt current plans and operations of the BDCs, and (iv) the possibility that competing offers or acquisition proposals related to the proposed transaction will be made and if made could be successful.  Additional risks and uncertainties specific to FSAM include (a) that FSAM will have limited or no revenue generating operations following the closing of the proposed transaction, (b) the amount and timing of any release of escrowed transaction proceeds to FSAM and its subsidiaries, which will depend on the outcome of contingencies set forth in the asset purchase agreement, (c) the costs and expenses that FSAM and its subsidiaries have, and may incur, in connection with the transaction, (d) the impact that any litigation relating to the transaction may have on FSAM and its subsidiaries, (e) that future dividends and distributions of proceeds of the proposed transaction to FSAM Class A stockholders must declared by FSAM’s Board of Directors subject to applicable law, and could be subject to FSAM’s Board of Directors determining to approve and seek stockholder approval of a plan of dissolution with the Secretary of State of Delaware, (f) that any amounts distributed to FSAM Class A stockholders may not be reflective of the price at which any investor has purchased, or may purchase, shares of FSAM Class A common stock, (g) ongoing operational costs at FSAM and its subsidiaries and, if applicable, potential wind-down costs, and their impact on amounts that may be available for distribution by FSAM to its Class A stockholders and (h) negative effects of the entering into the asset purchase agreement and consummation of the transactions contemplated thereby on the trading volume and market price of FSAM’s Class A common stock.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed acquisition, each of FSAM, FSC and FSFR intend to file relevant materials with the SEC, and each of FSAM, FSC and FSFR intend to file a proxy statement on Schedule 14A with the SEC.

INVESTORS OF FSAM, FSC AND FSFR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT FILED BY EACH OF THEM IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain all such documents free of charge through the website maintained by the SEC at www.sec.gov, and FSAM, FSC and FSFR stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from FSAM, FSC and FSFR, as applicable.

Participants in Solicitation

Each of FSAM, FSC and FSFR and certain of their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the holders of FSAM, FSC and FSFR common stock in respect of the proposed transaction. Information regarding FSAM’s directors and executive officers is available in its Annual Report for the year ended December 31, 2016. Information regarding FSC’s directors and executive officers is available in its Annual Report for the year ended September 30, 2016. Information regarding FSFR’s directors and executive officers is available in its Annual Report for the year ended September 30, 2016. Information about the directors and executive officers of each of FSAM, FSC and FSFR and their respective interests therein by security holdings or otherwise is set forth in their respective proxy statements relating to their 2017 annual meetings of shareholders filed with the SEC. FSAM’s proxy statement was filed on April 11, 2017, FSC’s proxy statement was filed on February 21, 2017 and FSFR’s proxy statement was filed on March 15, 2017. Investors may obtain additional information regarding the interest of the participants by reading the FSAM, FSC and FSFR proxy statements regarding the proposed transaction when they become available.